TRANSACTIONS OF THE ISSUER
SINCE THE PREVIOUS FILING OF SCHEDULE 13D

The following table sets forth all transactions in the Common Stock effected since the previous filing of Schedule 13D by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions.

Trade Date	Common Stock/Equity Options Purchased (Sold)	Price per Share ($)	Asset Type
06/04/2026	(1,249,220.00)	1.8700	Common Stock
06/04/2026	(1,250,780.00)	1.8700	Common Stock
06/05/2026	(12,118.00)	1.9100	Common Stock
06/05/2026	(12,133.00)	1.9100	Common Stock